UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PHX Minerals Inc.
(Name of Subject Company (Issuer))
WhiteHawk Merger Sub, Inc.
a wholly owned subsidiary of
WhiteHawk Acquisition, Inc.
(Names of Filing Persons (Offerors))
WhiteHawk Income Corporation
(Names of Filing Persons (Other))
Common Stock, $0.01666 par value per share
(Title of Class of Securities)
698477106
(CUSIP Number of Class of Securities)
Copies to:
Daniel Herz
Chief Executive Officer
WhiteHawk Income Corporation
2000 Market Street, Suite 910
Philadelphia, PA 19103
Telephone: (917) 691-9676
Copy to:
James R. Griffin, Esq.
Claudia Lai, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201
Telephone: (214) 746-7700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
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Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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Third-party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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Going-private transaction subject to Rule 13e-3.

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Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by WhiteHawk Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of WhiteHawk Acquisition, Inc. (“Parent”), a wholly-owned subsidiary of WhiteHawk Income Corporation (“WhiteHawk,” and together with Merger Sub and Parent, the “WhiteHawk Parties”), for all of the outstanding common stock of PHX Minerals Inc. (the “Company” or “PHX”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 8, 2025, among Merger Sub, Parent, and the Company.
Additional Information and Where to Find It
In connection with the proposed acquisition, the WhiteHawk Parties will commence a tender offer for the outstanding shares of PHX. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of PHX, nor is it a substitute for the tender offer materials that the WhiteHawk Parties will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender is commenced, the WhiteHawk Parties will file tender offer materials on Schedule TO, and PHX will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of PHX are urged to read these documents when they become available because they will contain important information that holders of PHX securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of PHX at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, PHX files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by PHX at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. PHX’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
Cautionary Statement Regarding Forward-Looking Statements
This document (including documents incorporated by reference) contains certain forward-looking statements about the WhiteHawk Parties and PHX, including statements that involve risks and uncertainties concerning WhiteHawk’s proposed acquisition of PHX, anticipated customer benefits and general business outlook. When used in this document, the words “anticipates,” “can,” “will,” “look forward to,” “expected” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of the WhiteHawk Parties or PHX, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this document due to a number of risks and uncertainties. Potential risks and uncertainties include, among others, (i) the possibility that the transaction will not close or that the closing may be delayed, (ii) the anticipated synergies of the combined companies may not be achieved after closing, (iii) the combined operations may not be successfully integrated in a timely manner, if at all, (iv) general economic conditions in regions in which either company does business, and (v) the possibility that the WhiteHawk Parties or PHX may be adversely affected by other economic, business, and/or competitive factors. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of the WhiteHawk Parties or PHX.

In addition, please refer to the documents that PHX files with the SEC on Forms 10-K, 10-Q and 8-K. These filings identify and address other important factors that could cause PHX’s operational and other results to differ materially from those contained in the forward- looking statements set forth in this document. You are cautioned to not place undue reliance on forward-looking statements, which speak only as of the date of this document.

EXHIBIT INDEX
Exhibit 99.1	Press Release issued by WhiteHawk Income Corporation and PHX Minerals Inc. on May 8, 2025
Exhibit 99.2	Tweet posted by Daniel Herz on May 8, 2025
Exhibit 99.3	LinkedIn post made by Daniel Herz on May 8, 2025